[Cerus Corporation Letterhead]

August 6, 2009

VIA FACSIMILE AND VIA EMAIL

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

File No. 000-21937

Dear Mr. Buchmiller:

We are writing on behalf of Cerus Corporation (the “Company”) to address the comments and questions that were raised in your telephone conversations with our counsel on August 4, 2009. We respectfully submit the following supplemental information for your consideration in reviewing the Company’s letter dated July 31, 2009 (the “July 31 Letter”) in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 17, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (the “Form 10-K”). We understand that, as of the time of the August 4, 2009 conversations, the Staff had not completed its review of the July 31 Letter. We are submitting this supplemental response to expedite the Staff’s review and resolution of the comments raised in the Comment Letter. In particular, we are writing to address the questions you raised with respect to (a) whether donors are screened before collection or blood products treated with the Company’s INTERCEPT Blood System are tested before transfusion; (b) which countries and regulatory agencies have approved the sale of the INTERCEPT Blood System for platelets and plasma; and (c) support for the basis for the Company’s response to an element of comment #2 of the Comment Letter.

With respect to your question regarding whether blood centers that use the Company’s INTERCEPT Blood System continue to screen blood donors and test donated blood for pathogens, the Company respectfully notes that it has not claimed and does not claim in its filings with the Commission or otherwise that its INTERCEPT Blood System is intended to replace such screening and testing procedures. The Company understands that its customers continue to conduct such donor screening and testing of platelet and plasma products prior to transfusion, with a few exceptions, such as testing for bacterial pathogens. Some blood centers are introducing the INTERCEPT Blood System as an alternative to bacterial testing, based in part upon considerations of reliability of tests for bacterial pathogens. Subject to the regulatory requirements that govern their operations, it is possible that some blood centers may modify their testing procedures as to some pathogens based on their views of the effectiveness of the INTERCEPT system in comparison to the reliability of available tests. The Company has no expectation, however, that blood centers would elect to discontinue testing for pathogens such as HIV or hepatitis B or C

Mr. Tim Buchmiller

August 6, 2009

viruses, for example, nor does the Company believe that regulatory agencies would allow discontinuation of testing for those pathogens nor for many other serious pathogenic threats to the blood supply for which testing is currently available. In light of your question as to these screening and testing procedures, the Company proposes to update its current discussion of the risks associated with market acceptance of its products due to the non-substitutability of its products for current screening and testing procedures in its risk factor entitled: “The INTERCEPT Blood System may not achieve broad market acceptance” with the following disclosure (additional disclosure marked by italics):

Market acceptance of our products may also be affected by blood center budgets and the availability of reimbursement from governments, managed care payors, such as insurance companies, or other third parties. In many cases, due to the structure of the blood products industry, we will have little control over budget and reimbursement discussions, which generally occur between blood centers and national or regional ministries of health and private payors. Even if a particular blood center is prepared to adopt the INTERCEPT Blood System, its hospital customers may not accept, or may not have the budget to purchase, INTERCEPT-treated blood products. Since our products do not eliminate the practice of screening donors or testing blood for pathogens prior to transfusion, some blood centers may not be able to afford to purchase our products. Furthermore, it is difficult to predict the reimbursement status of newly approved, novel medical device products. In certain foreign markets, governments have issued regulations relating to the pricing and profitability of medical products and medical products companies. There also have been proposals in the United States, at both the Federal and state government level, to implement similar controls. The widespread adoption of managed care in the United States has also placed downward pressure on the pricing of medical products. These pressures can be expected to continue and may limit the prices we can obtain for our products.

With respect to your question regarding which countries and regulatory agencies, specifically, have approved the INTERCEPT Blood System, the Company advises you that the INTERCEPT Blood System for platelets and plasma has received the CE mark approval from the TÜV SÜD Product Service GmbH in the European Union. Under the Medical Device Directives of the European Union (the “MDD”), the INTERCEPT Blood System for platelets and plasma has been classified as a Class III drug/device combination. The Class III designation means, in part, that the INTERCEPT Blood System has been subjected to the most rigorous testing and review applied to drug/device combinations prior to CE mark approval, including additional approval by an independent “competent authority,” which in the Company’s case was the Irish Medicines Board for the INTERCEPT platelet system and the French Agence Française de Sécurité Sanitaire Des Produits de Santé (“Afssaps”) for the INTERCEPT plasma system.

CE marking, alone, is sufficient to permit the Company to market its products in the European Union, as well as permitting sale under import licenses in many countries outside of Europe. In Germany and France, however, additional regulatory approval of the blood products treated by the Company’s products has been required before such blood products can be transfused into a human patient. Such additional regulatory approval for use of INTERCEPT-treated platelets has been obtained from the governing regulatory agency in Germany, the Paul Ehrlich Institute (“PEI”) by two German blood center organizations (including the largest such organization in Gemany). In addition, approval of use of INTERCEPT-treated platelets and plasma has been obtained from the governing regulatory agency in France, Afssaps. The Company respectfully notes that the regulatory agency in France, Afssaps, and the regulatory agency in Germany, PEI, that have approved the use of INTERCEPT-treated platelets and plasma are the same regulatory agencies that review and approve biologic therapeutics, including plasma

Mr. Tim Buchmiller

August 6, 2009

fractions, and the corresponding pathogen inactivation measures used to assure the safety of those products. Similar approval has been applied for in Switzerland. We also understand that certain other countries, including Australia and Japan (for which BioOne Corporation holds commercialization rights to the products), will require similar approvals of the INTERCEPT-treated blood products.

The Company respectfully notes that in the Business section and in the Risk Factors section of the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), the Company has made clear that it has not received approval from the United States Food and Drug Administration (the “FDA”) for any of its products.

We note the general statement you made in your conversations with our counsel that the description of the countries and agencies that have approved the Company’s products could be more descriptive, including a list of the countries that have approved the products. While the Company believes that its current disclosure under the heading “Governmental Regulation” starting on page 8 of the Form 10-K is complete and not misleading in this regard, it plans to include a more descriptive list of the countries noted above in its future filings.

Finally, you have requested that the Company provide, if possible, a publication that supports its contention that the in vitro assays it has conducted accurately replicate the reaction that would occur in a human cellular system, and address with more specificity your question in Comment #2 of the Comment Letter: “Given that, in vivo, helicase, DNA and RNA polymerases and reverse transcriptase operate at very high velocities and are powered by the energy released from ATP hydrolysis, please clarify for us what evidence you have that demonstrates that the periodic psoralen-nucleic acid adducts and crosslinks introduced by your system have a high enough bond energy to prevent breakage of the adduct or crosslink by helicase, DNA and RNA polymerases or reverse transcriptase, as applicable, in vivo given the force of each respective molecule in addition to the energy provided by the ATP hydrolysis.” In response, the Company supplementally advises you that it disagrees with the premise that higher velocity processes are at work within the human body than the processes at work in the live bacteria and cellular models used by the Company for approval of its products. The Company’s model studies were conducted in live bacteria and replicating cells where the Company believes the helicase, DNA and RNA polymerases or reverse transcriptase are operating at a comparable velocity and powered by a comparable amount of energy as would be present within the human body. The Company is not aware of any publications in which an investigator has shown or suggested that the velocities and released energy in such models are different from the velocities and amount of energy released within the human body. The well-established nature of the Company’s tests, the acceptance of such tests by regulatory agencies and the animal studies described below substantiate the Company’s belief that its in vitro studies are valid models for the reaction that would occur in the human body.

By way of contrast to the Company’s in vitro studies, standard enzymology studies are conducted without using live bacteria and replicating cells. In such standard enzymology studies, the enzyme processes are known to operate at much lower velocities than the velocities present in the in vitro testing models used by the Company a basis for its regulatory approvals.

Furthermore, the Company has conducted testing in several live animal models, where an animal receives transfused blood products that contain pathogens that have been inactivated by the Company’s products, including ducks (hepatitis B virus), chimpanzees (hepatitis B and C virus), mice (Cytomegalovirus and Trypanosome cruzi) and rabbits (Treponema pallidum). The prevention of disease transmission shown in these studies further demonstrates that the amotosalen bonds are stable, and the pathogens remain inactivated after the blood product is transfused.

F-3

Mr. Tim Buchmiller

August 6, 2009

As the Company previously noted in its July 31 Letter, ethical limitations prevent it from conducting human trials to prove that the in vitro studies it has conducted would exactly replicate the process in a human cellular system. To be certain that this fact is clear to investors, and while the Company believes that the Company’s in vitro studies represent valid models, the Company indicated in the July 31 Letter that it intends to expand its discussion of the risks associated with market acceptance of its products due to the unknowable equivalence of the in vitro and in vivo assays in the risk factor entitled: “The INTERCEPT Blood System may not achieve broad market acceptance”:

We have conducted pre-clinical and clinical studies of our products in both in vivo and in vitro environments using well-established tests that are accepted by regulatory bodies. When an in vitro test was not generally available or not well-established, we conducted in vivo studies in mammalian models to predict human responses. Although we have no reason to believe that the in vitro and in vivo studies are not predictive of actual results in humans, we cannot be certain that the results of these in vitro and in vivo studies accurately predict the actual results in humans in all cases. To the extent that actual results in human patients differs from the results of our in vitro or in vivo testing, market acceptance of our products may be negatively impacted.

The Company does not believe that it is possible to make any further disclosure as to this aspect of the INTERCEPT system.

The Company has reviewed its disclosure in the Form 10-K and its Form 10-Q for the quarterly period ended March 31, 2009 and believes that its prior disclosure, together with the additional disclosure proposed to be added to the Form 10-Q for the quarterly period ended June 30, 2009 in response to the Commission’s previous comment letters to the Form 10-K, includes all material information regarding the INTERCEPT Blood System and is not misleading as to the performance of the INTERCEPT Blood System. Since the Company has been issued and has responded to three comment letters from the Commission raising similar questions and in light of the Company’s desire to quickly resolve the outstanding comments, we respectfully request a conference call with the appropriate representatives of the Staff as soon as possible to the extent that the Staff has any further concerns.

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Please do not hesitate to contact me at (925) 288-6116 or Kevin Green at (925) 288-6138, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Howard G. Ervin
Howard G. Ervin
Vice President, Legal Affairs
Cerus Corporation

cc:	Kevin D. Green, Vice President, Finance and Chief Accounting Officer, Cerus Corporation

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP